UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 26)1

LANDRY’S RESTAURANTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York  10022
(212) 451-2300

October 6, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Fertitta Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 51508L 10 3

AMENDMENT NO. 26 TO SCHEDULE 13D

The following constitutes Amendment No. 26 (“Amendment No. 26”) to the Schedule 13D filed by the undersigned.  Such Schedule 13D is hereby amended as follows:

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

Pursuant to the Merger Agreement, as amended by the First Amendment and the Second Amendment, the effective time of the Merger occurred on October 6, 2010.

Pursuant to the Equity Commitment Letter, as amended by the Equity Commitment Amendment and the Equity Commitment Second Amendment, Fertitta caused to be contributed to Parent all of his outstanding shares of Common Stock immediately prior to the effective time of the Merger.  Pursuant to the Merger Agreement, as amended by the First Amendment and the Second Amendment, at the effective time of the Merger, all of such shares of Common Stock were cancelled without payment of any consideration therefor.

Pursuant to the Merger Agreement, as amended by the First Amendment and the Second Amendment, at the effective time of the Merger, (i) Merger Sub merged with and into Landry’s, with Landry’s continuing as the surviving corporation and as a wholly owned subsidiary of Parent, and (ii) the 1,000 shares of common stock of Merger Sub issued and outstanding immediately prior to the effective time of the Merger were converted into 1,000 shares of Common Stock of Landry’s, as the surviving corporation in the Merger.

Pursuant to the Equity Commitment Letter, as amended by the Equity Commitment Amendment and the Equity Commitment Second Amendment, all of Fertitta’s options to purchase Common Stock were cancelled immediately prior to the effective time of the Merger.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a)	AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

At the effective time and as a result of the Merger, Parent is the direct beneficial owner of 1,000 shares of Common Stock of Landry’s, representing 100% of the shares of Common Stock outstanding.

Fertitta may be deemed to beneficially own the 1,000 shares of Common Stock of Landry’s beneficially owned by Parent by virtue of the fact that Fertitta is the Chairman, Chief Executive Officer and President of Parent and controls 100% of Parent’s outstanding shares.

(b)	NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS SOLE OR SHARED POWER TO VOTE OR DISPOSE:

Fertitta has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock beneficially owned by Parent.

CUSIP NO. 51508L 10 3

(c)	TRANSACTIONS IN SECURITIES DURING THE PAST SIXTY DAYS:

The disclosure in Item 4 above is hereby incorporated by reference herein.

CUSIP NO. 51508L 10 3

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 6, 2010
(Date)

/s/ Tilman J. Fertitta
Tilman J. Fertitta

FERTITTA GROUP, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President